PRIVATE ADVISORS ALTERNATIVE STRATEGIES MASTER FUND

51 MADISON AVENUE

NEW YORK, NY 10010

VIA EDGAR

July 23, 2014

Ms. Mary Cole, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Private Advisors Alternative Strategies Master Fund File Nos.: 333-178597; 811-22646

Dear Ms. Cole:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Private Advisors Alternative Strategies Master Fund (“Registrant”) and the Registrant’s principal underwriter, NYLIFE Distributors LLC, hereby respectfully request that Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 25, 2014, or as soon as practicable thereafter.

Please notify Kevin M. Bopp, Assistant Secretary of the Registrant, at 973-394-4436, as soon as possible as to the time Post-Effective Amendment No. 3 to the Registrant’s Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

Private Advisors Alternative Strategies MASTER Fund

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President

NYLIFE DISTRIBUTORS LLC

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President and Chief Operating Officer